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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                         Commission file number 1-13916


            UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
                              (Full title of plan)


                       Union Pacific Resources Group Inc.
                                777 Main Street
                             Fort Worth, Texas 76102
           (Name and address of principal executive office of issuer)


The financial statements listed in the accompanying table of contents on the following page are filed as part of this Form 11-K.

--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   Union Pacific Resources Group Inc.
                                   Employees' Thrift Plan


Date: June 12, 2000                /s/ Anne M. Franklin
                                   ------------------------
                                   By: Anne M. Franklin
                                   Plan Administrator

            UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
                  TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND
                             ADDITIONAL INFORMATION



                                                                          Page
                                                                          ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ..................................1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
      As of December 31, 1999 and 1998 ....................................2

  Statements of Changes in Net Assets Available for Benefits
      For the Years Ended December 31, 1999 and 1998 ......................3

  Notes to Financial Statements ...........................................4

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 1999:

  Supplemental Schedule of Assets Held for Investment Purposes ............13

  Supplemental Schedule of Reportable Transactions ........................14

EXHIBIT:

  23.1 Consent of Independent Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees and Participants of the
Union Pacific Resources Group Inc. Employees' Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Resources Group Inc. Employees' Thrift Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years ended December 31, 1999 and 1998. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employees' Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As disclosed in Note 12, the Company has adopted Accounting Standards Executive Committee Statement of Position 99-3, "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" for the year ended December 31, 1999.




ARTHUR ANDERSEN LLP

Fort Worth, Texas
June 12, 2000

            UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998


                                                       1999              1998
                                                    ------------    ------------
Assets:
Investments (see Note 3)                            $223,197,959    $243,098,026
Receivables -
  Contributions - employer                                   309       6,956,693
  Dividends and other                                    188,329         184,406
                                                    ------------    ------------
Total assets                                         223,386,597     250,239,125
                                                    ------------    ------------

Liabilities:
Interest payable                                       1,208,133       1,512,802
Note payable                                          64,433,784      86,291,322
                                                    ------------    ------------

Total liabilities                                     65,641,917      87,804,124
                                                    ------------    ------------

Net assets available for benefits                   $157,744,680    $162,435,001
                                                    ============    ============





   The accompanying notes are an integral part of these financial statements.

            UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                          1999             1998
                                                                     -------------    -------------
Additions:
   Additions to net assets attributed to -
      Dividend and interest income                                   $   8,476,365    $   9,611,677
      Net appreciation/(depreciation) in fair value of investments      34,846,186      (49,594,162)

Contributions:
   Participants                                                          5,943,402        8,913,081
   Employer                                                             19,556,695       25,537,400

Allocation of shares of UPR common stock, at fair value                  4,766,117        6,263,696
                                                                     -------------    -------------

Total additions                                                         73,588,765          731,692
                                                                     -------------    -------------

Deductions:
   Deductions from net assets attributed to -
      Benefits paid to participants                                     68,359,510       10,122,718
      Interest expense                                                   5,153,459        6,847,278
      Allocation of shares of UPR common stock, at fair value            4,766,117        6,263,696
                                                                     -------------    -------------
Total deductions                                                        78,279,086       23,233,692
                                                                     -------------    -------------

Net decrease                                                            (4,690,321)     (22,502,000)

Net assets available for benefits:
Beginning of year                                                      162,435,001      184,937,001
                                                                     -------------    -------------
End of year                                                          $ 157,744,680    $ 162,435,001
                                                                     =============    =============





   The accompanying notes are an integral part of these financial statements.

UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS


1. PLAN DESCRIPTION

The following description of the Union Pacific Resources Group Inc. Employees' Thrift Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution pension plan covering: a) all regular full-time, non-agreement employees, b) agreement employees whose union contracts allow for their participation, and c) regular part-time employees of Union Pacific Resources Group Inc. (the "Company" or "UPR") who have completed twelve months of service and worked at least 1,000 hours. The Board of Directors of the Company and the Plan Administrator control and manage the operation and administration of the Plan. Additionally, the Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In October 1995, the Company sold approximately 17% of its common stock in an initial public offering (the "Offering"). Prior to consummation of the Offering, the Company was wholly owned by Union Pacific Corporation ("UPC"). Following the Offering and until October 15, 1996, UPC owned approximately 83% of the Company's outstanding common stock. Concurrent with the Offering, UPC announced its intention to distribute its remaining ownership interest in the Company to its shareholders as a dividend by means of a tax-free distribution (the "Distribution"). On October 15, 1996, the Distribution was consummated. At that time, the participants in the Plan received .846946 of a share of the Company's Common Stock for each share of UPC common stock held in the participants' accounts. The participants, upon consummation of the Distribution, received 343,736 shares at $27.875 per share.

Effective as of January 1, 1997, the Company added a leveraged employee stock ownership feature to the Plan (the "UPRG ESOP") (see Note 5). The UPRG ESOP operates as a leveraged employee stock ownership plan, and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the "IRC"), as amended. Since January 1, 1997, all employer contributions have been invested in the UPRG ESOP. A participant is 100% vested at all times in the portion of his/her account derived from Company contributions since January 1, 1997.

On April 17, 1998, the Plan was amended and restated effective January 1, 1997 to provide that each regular full-time employee is automatically enrolled in the Plan on his/her date of employment with an employee contribution rate of 3% of compensation, as defined by the Plan, unless such employee completes a form indicating his/her election not to participate. Each regular part-time employee is automatically enrolled in the Plan after completion of twelve months of service and 1,000 hours of employment unless such employee completes a form indicating his/her election not to participate. All such contributions are invested in the Vanguard Prime Money Market Fund until each employee makes his/her personal election.

Contributions

The Plan permits a participant to make annual employee contributions to the Plan on a before-tax or after-tax basis. During 1999, a participant's aggregate before-tax or after-tax contributions could not exceed 13% of the participant's annual compensation. The before-tax contributions meet the requirements of section 401(k) of the IRC, so that amounts contributed will not be included in the participant's income for federal income tax purposes. Conversely, amounts contributed to the Plan on an after-tax basis will be included in the participant's income for federal income tax purposes. Aggregate monthly employee contributions may be invested entirely in the Vanguard 500 Index Fund ("500 Index Fund"), Vanguard U.S. Growth Fund ("U.S. Growth"), Vanguard Wellington Fund ("Wellington"), Vanguard International Growth Fund ("International Growth"), Vanguard Total Bond Market Index Fund ("Bond Index"), Vanguard Prime Money Market Fund ("Prime Money Market"), Rainier Investment Mgt: Small/Mid Cap Equity Portfolio ("Small/Mid Cap Portfolio"), Vanguard Value Index Fund (Value Index), Vanguard Retirement Savings Trust (Retirement Savings) or any combination thereof, in multiples of 5% in accordance with the personal election made by each employee. In prior years, the Plan provided for payroll based employee stock ownership plan contributions ("PAYSOP").

As of January 1, 1997, the Company is obligated to make contributions in cash to the UPRG ESOP which, when aggregated with the UPRG ESOP's dividend and interest earnings, equal the amount required to enable the UPRG ESOP to make the necessary principal and interest payments on its note payable to the Company (see Note 5). Shares of the Company's stock are allocated to participant accounts in amounts necessary to meet the Company's matching requirement equal to 200% of each participant's basic contribution, limited to 3% of the participant's annual compensation. From March 1, 1996 to December 31, 1996, all employer matching contributions were invested in the UPRG Stock Fund. Employer matching contributions prior to March 1, 1996, but subsequent to the Offering, were eligible to be invested in any of the available funds including the UPRG Stock Fund, in multiples of 5% in accordance with the personal election made by each employee. Prior to the Offering, employer contributions were eligible to be invested in any of the available funds, including the UPC Stock Fund, in multiples of 5% in accordance with the personal election made by each employee.

Participant Accounts

Participants' plan accounts are maintained on a unit basis. Under this method, a participant's account value is expressed in units of participation by fund, representing an undivided interest in the underlying assets and income of the fund. The purchase or redemption price of the units is determined daily by Vanguard Fiduciary Trust Company (the "Trustee"), based on the current market values of the underlying assets of the fund. The Plan's income is allocated to participants based on the proportion that each participant's account balance bears to the total of all participant account balances.

Loans to Participants

The amount of a loan is limited to one-half of the vested value of a participant's account, excluding PAYSOP, and subject to a $1,000 minimum and a maximum loan amount of $50,000 less the highest loan balance outstanding in the previous twelve months. As the loan is repaid, all principal and interest payments will be credited to the participant's accounts, excluding PAYSOP, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant's most recent investment election, unless he or she directs otherwise to the extent permitted by the Plan. Participants' loans, which are secured by the participants' individual account balances, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed fifteen years. The loans bear interest ranging from 6% to 10.5% and have terms ranging from 1 to 15 years. The number of loans outstanding at December 31, 1999 and 1998 was 310 and 522, respectively.

Vesting

Participants at all times have a 100% vested interest in their employee contributions plus actual earnings thereon and their PAYSOP account. A participant is 100% vested in the portion of his/her account derived from UPRG ESOP Matching Contributions made after January 1, 1997. A participant's interest in the portion of his/her account derived from Company Contributions and Matching Contributions prior to January 1, 1997 are 100% vested after five years of service. A participant's interest in pre-1997 Company Contributions and Matching Contributions will also become 100% vested if, while employed by the Company, the participant reaches age 65, dies, or sustains a total and permanent disability.

Payment of Benefits

A participant may elect to receive a final distribution under the Plan as either: a) a cash lump sum distribution, or b) monthly installments over a specified period of time not to exceed the lesser of: (i) ten calendar years, or
(ii) the life expectancy of the participant or the joint life expectancy of the participant and his/her beneficiary. For benefit payments equal to or less than $5,000, the Plan Administrator may direct the Trustee to make a lump sum payment to the participant or beneficiary. Each distribution will be in cash, except that a participant may elect to have the portion of his/her account that is invested in the UPC Stock fund and the UPRG Stock fund distributed in full shares of stock. The portion of a participant's PAYSOP account and UPRG ESOP account will be distributed in full shares of stock provided, however, that a participant might elect to receive a distribution from these accounts in cash. All installment distributions will be made in cash. In-kind distributions will be lump sum and any fractional shares will be distributed in cash. A participant may make an in-service withdrawal from his/her account in accordance with the Plan's provisions.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant's account, as defined by the Plan, represents a potential forfeiture. Such potential forfeitures reduce subsequent Company contributions to the Plan. However, if upon reemployment the former participant fulfills certain requirements as defined in the Plan, the previously forfeited nonvested portion of the participant's account may be restored through Company contributions.

Amounts summarized below represent Company contributions forfeited for the year ended December 31, 1999 and 1998.

                                          1999             1998
                                        ---------        --------
Company contributions forfeited         $  37,267        $  8,704
                                        =========        ========





2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan have been maintained on the accrual basis in accordance with accounting principles generally accepted in the United States. The Plan is subject to the provisions of ERISA and the financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA, as permitted by the Securities and Exchange Commission's amendments to Form 11-K adopted during 1990.

Investment Valuation and Income Recognition

The Plan's investments in shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at the year-end Daily Valuation. The Company stock funds are valued at their year-end unit closing price (comprised of year-end market prices plus uninvested cash position).

Investments in Guaranteed Investment Contracts ("GICs") are valued at contract value, which approximates fair value. Contract value represents cost plus reinvested interest. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

During the year ended December 31, 1999, participants were allowed to allocate their contributions among the following investment options:

Plan investments with a fair value greater than 5% of the Plan's net assets available for benefits are identified as follows:

                                                                                                  December 31,
                                                                                              1999           1998
                                                                                          -------------   -------------
Vanguard Retirement Savings Trust Fund, 35,975,518 and 35,638,943 shares, respectively    $  35,975,518   $  35,638,943
Vanguard 500 Index Fund, 529,645 and 687,230 shares, respectively                            71,676,863      78,309,902
Vanguard U.S. Growth Fund, 508,111 and 602,612 shares, respectively                          22,118,082      22,591,939
Vanguard Wellington Fund, 402,190 and 569,741 shares, respectively                           11,245,237      16,721,904
Vanguard International Growth Fund, 365,912 and 465,665 shares respectively                   8,229,353       8,740,541
UPC Stock Fund, 893,693 and 1,349,397 shares, respectively*                                   8,268,834      12,913,725
UPR ESOP (Allocated), 722,627 and 579,759 shares, respectively*                               9,213,494       5,269,027
UPR ESOP (Unallocated), 2,700,928 and 3,106,222 shares, respectively*                        34,436,832      28,150,137

*Nonparticipant-directed

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $34,846,186, while the investments depreciated in value by $49,594,162 in 1998, as follows:

                                                         December 31,
                                                     1999              1998
                                                 ------------      ------------
Mutual Funds                                     $ 17,250,847      $ 22,896,014
Common Stock                                       17,595,339       (72,490,176)
                                                 ------------      ------------
Total                                            $ 34,846,186      $(49,594,162)
                                                 ============      ============

In 1998, Plan participants had the option to invest in the UPR Fixed Income Fund. The fund is comprised of investments in GICs and the Vanguard Retirement Savings Trust. The estimated fair values of the GICs at December 31, 1998 were $9,288,240. The crediting interest rates of the GICs at December 31, 1998 ranged from 7.03% to 7.81%. These rates are guaranteed and not subject to reset. The average yields, in the aggregate were approximately 7.13% for 1998. GICs are held with insurance companies rated at least AA by Standard & Poors and matured on or before December 15, 1999. The respective insurance companies unconditionally guarantee the principal and interest. As the GICs expired, the proceeds were reinvested in the Vanguard Retirement Savings Trust.

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                          December 31,
                                                     1999                1998
                                                 ---------------    ---------------

Net Assets
Money Market Fund, at fair value                 $        16,162    $        13,391
Common Stock, at fair value                           59,517,690         53,858,805
Dividend Receivable                                      172,167            184,406
Contributions Receivable                                     309          6,956,693
Interest Payable                                      (1,208,133)        (1,512,802)
Note Payable                                         (64,433,784)       (86,291,322)
                                                 ---------------    ---------------
   Net Assets Available                          $    (5,935,589)   $   (26,790,829)
                                                 ===============    ===============



                                                        Year Ended December 31,
                                                      1999               1998
                                                 ---------------    ---------------


Changes in net assets:
Dividend & interest income                       $     1,293,010    $     1,302,471
Appreciation (depreciation) of investment             17,963,542        (72,490,176)
Contributions                                         19,553,117         25,537,400
Transfers between funds                               (1,825,405)          (117,306)
Interest expense                                      (5,153,459)        (6,847,278)
Withdrawals                                          (10,975,565)        (1,280,054)
                                                 ---------------    ---------------
   Net increase (decrease)                       $    20,855,240    $   (53,894,943)
                                                 ===============    ===============

5. EMPLOYEE STOCK OWNERSHIP PLAN

On January 2, 1997, the Trustee, on behalf of the UPRG ESOP (the Plan's ESOP feature), purchased 3,700,000 shares of common stock of the Company (the "ESOP Shares") for $107,300,000. The ESOP shares were purchased with the proceeds from a note payable from the Company. The note payable requires repayment of principal and interest thereon at a fixed rate of 7.5% per annum over a maximum term of 30 years beginning in January 1997 and is collateralized by the ESOP shares. Note payments are funded with dividends paid on the ESOP shares (whether or not allocated) and with cash contributions from the Company. As note payments are made, shares are released from collateral, based on the proportion of debt service paid. ESOP shares released from collateral are allocated to participant accounts in amounts necessary to: a) meet the Company's 200% matching requirement and b) replace the value of any dividends on ESOP shares allocated to participant accounts which are used to repay the note payable from the Company. Principal or interest prepayments may be made to ensure that the Company's matching obligation is met. As of December 31, 1999, the note payable balance of $64,433,784 approximates fair value. Currently scheduled amortization of the note payable is as follows: 2000 - $1,100,000; 2001 - $1,188,000; 2002 -
$1,282,000; 2003 - $1,384,000; 2004 - $1,494,000 and thereafter - $57,985,784.

Once the ESOP shares are allocated to participant accounts, the Company has no rights against such ESOP shares. Accordingly, the financial statements of the Plan for the year ended December 31, 1999 present changes therein pertaining to:
a) the accounts of employees with vested rights in allocated stock (UPRG ESOP - Allocated) and b) stock not yet allocated to employees (UPRG ESOP - Unallocated).

At December 31, 1999, the UPRG ESOP's investments are presented in the following table:


                                  Allocated                    Unallocated
                                 ------------                ---------------
Company Common Stock:

Number of Shares:                     722,627                      2,700,928
                                 ============                ===============
Cost                             $ 11,788,766                $    78,326,912
                                 ============                ===============
Market                           $  9,213,494                $    34,436,832
                                 ============                ===============


6. RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7. PLAN EXPENSES

The Company, as provided by the plan document, pays the Plan's expenses and reimbursement from the Plan is not required.

8. PLAN AMENDMENTS

Effective November 1, 1999, each participant or beneficiary of a deceased participant may elect to transfer all or a portion of his/her interest in the UPRG ESOP fund to any other available investment fund within the Plan.

9. FEDERAL INCOME TAXES

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated July 27, 1995 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

With respect to the operation of the Plan, Plan management was aware of certain operational defects that could have adversely affected the tax-exempt status of the Plan. These operational defects were corrected through the use of the Voluntary Compliance Resolution ("VCR") program. Submission to the VCR program was originally made on August 5, 1996. Restated submissions were made in 1997. The IRS issued a compliance letter on June 11, 1998, in relation to the VCR. The corrections of all known operational defects were implemented by February 6, 1999, as required by the letter.

A determination letter application is intended to be filed in the year 2000 with the IRS.

10. PARTIAL TERMINATION

During the first quarter of 1999, the Company reorganized its operating groups, announced workforce reductions for its Canadian and U.S. operations, established an early retirement program and divested the Gathering, Processing and Marketing business segment. One of the impacts was the reduction in the employee base covered by the Plan of approximately 33% and the Plan was deemed partially terminated. The account balances of such employees who were participants in the Plan became 100% vested upon termination.

11. PLAN TERMINATION

Although the Plan is intended to be continued by the Company, the Company reserves the right to amend or terminate the Plan. In the event of a Plan termination or partial termination, or the Company permanently ceases to make contributions, all invested amounts shall immediately vest and be nonforfeitable. All funds shall continue to be held for distribution as provided by the Plan.

12. STATEMENT OF POSITION 99-3

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP") which eliminated the requirement for a defined contribution plan to disclose participant directed investment programs by investment option. The SOP was adopted for the 1999 financial statements, and as such, the presentation of the 1998 financial statements is in accordance with the SOP.

13. SUBSEQUENT EVENTS

On January 19, 2000, an amendment was made to allow Plan participants to make contributions (before-tax and after-tax) up to 15% of his/her compensation, an increase from 13%, effective February 1, 2000.

     On April 2, 2000, UPR, Anadarko Petroleum Corporation, a Delaware corporation ("Anadarko"), and Dakota Merger Corp., a Utah corporation and wholly-owned subsidiary of Anadarko ("Subcorp"), entered into an Agreement and Plan of Merger, dated as of April 2, 2000 (the "Merger Agreement"), pursuant to which Subcorp will merge with and into UPR (the "Merger"), and UPR will become a wholly-owned subsidiary of Anadarko. The merger is subject to approval by both the Anadarko and UPR shareholders. In connection with the merger transaction, UPR shareholders, including the Plan participants who own UPR stock in the Plan, will receive .455 shares of Anadarko stock for each share of UPR common stock owned.

UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
SCHEDULE H - PART IV LINE 4I - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999

EIN:  13-2626465
PN:  005


                                                                           Interest
Identity of Issue or Party Involved             Investment Type               Rate        Cost            Current Value
-----------------------------------             ---------------            --------     ---------         -------------
* UPR Fixed Income Fund                    Cash                                          $       51        $         51
* Vanguard Retirement Savings Trust        Registered Investment Company       6.01%     35,975,518          35,975,518
  Vanguard:
* 500 Index Fund                           Registered Investment Company                 40,072,887          71,676,863
* U.S. Growth Fund                         Registered Investment Company                 14,474,664          22,118,082
* Wellington Fund                          Registered Investment Company                 10,696,108          11,245,237
* International Growth Fund                Registered Investment Company                  6,132,960           8,229,353
* Total Bond Market Index Fund             Registered Investment Company                  2,960,797           2,844,964
* Prime Money Market Fund                  Registered Investment Company                  5,175,909           5,175,909
* Value Index Fund                         Registered Investment Company                    540,943             524,380
  Rainier:
* Small/Mid Cap Equity Portfolio           Registered Investment Company                  2,415,278           2,762,554
* UPC Stock Fund                           UPC Common Stock, $2.50 par value              5,040,704           8,268,834
* UPRG Stock Fund                          UPRG Common Stock, no par value                9,784,911           6,737,298
* PAYSOP                                   UPRG Common Stock, no par value                  646,338             861,232
* UPRG ESOP - Allocated                    UPRG Common Stock, no par value               11,788,766           9,213,494
* UPRG ESOP - Unallocated                  UPRG Common Stock, no par value               78,326,912          34,436,832
* Participant Loan Fund                    Participant Loans                6%-10.5%      3,127,358           3,127,358
                                                                                                           ------------
Total assets held for investment purposes                                                                  $223,197,959
                                                                                                           ============

*  Party-in-Interest.


This supplemental schedule lists assets held for investment purposes at December 31, 1999 as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
SCHEDULE H - PART IV LINE 4j - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1999


EIN:  13-2626465
PN:  005


                               Total        Total                                                     Asset Value on
Identity of Party/           Number of    Number of      Purchase        Selling          Cost of      Transaction
Description of Asset         Purchases      Sales         Price           Price            Asset           Date        Net Gain
                             ---------    ---------    ------------    ------------      ----------    ------------  ------------
INDIVIDUAL TRANSACTIONS:
 None

SERIES TRANSACTIONS:

The Vanguard Group:
UPR Fixed Income Fund              163           --    $ 16,274,414                                   $ 16,274,414

                                    --          220                    $ 24,925,664    $ 24,873,941     24,925,664    $   51,723
The Vanguard Group:
500 Index Fund                     220           --      13,446,005                                     13,446,005
                                    --          220                      32,724,057      22,397,615     32,724,057    10,326,442

The Vanguard Group:
U.S. Growth Fund                   187           --      11,257,337                                     11,257,337
                                    --          206                      14,941,154      12,175,574     14,941,154     2,765,580

The Vanguard Group:
Prime Money Market Fund            179           --       9,562,218                                      9,562,218
                                    --          141                      10,029,108      10,029,108     10,029,108            --
The Vanguard Group:
Vanguard Wellington Fund           160           --       3,495,240                                      3,495,240
                                    --          197                       8,616,397       7,594,203      8,616,397     1,022,194
The Vanguard Group:
Vanguard Retirement Savings          9           --      36,731,261                                     36,731,261
                                    --            9                         755,743         755,743        755,743



         This supplemental schedule lists all series and individual transactions in excess of 5% of the fair value of plan assets at the beginning of the year as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                               INDEX TO EXHIBITS

Exhibit
Number              Description
-------             -----------
23.1           Consent of Independent Public Accountants